

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 26, 2017

David D. Petratis
Principal Executive Officer
Allegion plc
11819 N. Pennsylvania Street
Carmel, IN 46032

Re: Allegion plc
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-35971

Dear Mr. Petratis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
General

1. You state on page 8 of the 10-K that your EMEIA segment provides products and solutions in countries located in regions including the Middle East and Africa, areas that include Sudan and Syria. You stated in a letter to us dated May 9, 2014 that your non-US subsidiaries had sold mechanical door locks and cylinders and related parts and hardware items and services to Syria.

   As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9 - Divestitures, page F-18

3.   We note you impaired the consideration receivable balance related to your divestiture of Bocom Wincent Technologies Co. Ltd ("Bocom"). Please tell us your basis for recording an asset at divestiture related to the portion of the consideration that is based on the future cash collection performance of Bocom.   Please include whether the consideration was contingent in nature and, if contingent, what part of the contingency was satisfied at December 31, 2015.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jamie Kessel at (202) 551-3727 or me at (202) 551-3835 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications